FinTron, LLC

Statements of Changes in Members' Deficit

For the Years Ended December 31, 2019 and December 31, 2020

(Unaudited)

	Members' Capital	Accumulated Deficit	Total Members' Deficit
Balance, December 31, 2018	$ 20,155	$ (50,936)	$ (30,781)
Members' capital contribution	58,281		58,281
Conversion of Debt to Membership Units	34,000		34,000
Net loss		(162,363)	(162,363)
Balance, December 31, 2019	$ 112,436	$ (213,299)	$ (100,863)
Members' capital contribution	134,157		134,157
Conversion of Debt to Membership Units	123,000		123,000
Net loss		(245,347)	(245,347)
Balance, December 31, 2020	$ 369,593	$ (458,646)	$ (89,053)